September 27, 2007

Kim Browning

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:       MassMutual Select Funds (the “Trust”)

        1933 Act File No. 33-73824

        1940 Act File No. 811-8274

        Comments received for PEA #40 filed on January 26, 2007

Dear Ms. Browning:

Below is a summary of the comments I received from you on March 27, 2007 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments as best as I can. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1) Principal Investment Strategies and Risks (All Funds)

Comment: There should be more discussion of principal risks in the Item 2 disclosure as opposed to merely referencing to the back of the prospectus.

Response: We refer you to our response to this same comment in our Comment/Response Letter dated April 20, 2001:

“We believe that our method of disclosure is the clearest and cleanest way to convey this information to shareholders in the context of a large, multi-fund prospectus. We also believe this approach avoids repetition and promotes comparison of funds, thus conforming with the general instructions of the Form. Disclosure in this manner is also consistent with substantial industry practice for large, multi-fund prospectuses as well as satisfying the goal of a simplified prospectus. Furthermore, to amplify the discussion of risks in the first two pages devoted to each Fund would entail significant costs because it would add an additional page for each Fund, thereby increasing the size of the prospectus by approximately one-third. For all of these reasons and on the advice of counsel, we have decided to retain the Trust’s historical format. We have discussed this issue further with Richard Pfordte and understand the staff’s position. We understand that we are ‘on our own’ with regard to our position.”

2) Principal Investment Strategies and Risks (All Funds)

Comment: Each risk listed for a Fund should have a corresponding strategy. For example, Foreign Investment Risk, Derivative Risk and Leveraging Risk are disclosed as principal risks for certain Funds but there are no corresponding strategies. Please add corresponding strategies or remove the risks.

Response: We will modify our disclosure for the following Funds.

Select Strategic Bond Fund

We will add the following disclosure: “The Fund may also use derivatives, such as options, futures, forwards and swaps, for both hedging and non-hedging purposes, including for purposes of enhancing returns.”

Select Strategic Balanced Fund

We will add the following disclosure (underlined added):

“The equity component will invest primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of domestic and foreign companies that ClearBridge believes are undervalued in the marketplace.”

“The fixed income component may also use derivatives, such as options, futures, forwards and swaps, for both hedging and non-hedging purposes, including for purposes of enhancing returns.”

Select Diversified Value Fund

We will add the following disclosure: “Derivatives may be used to securitize cash fluctuations from shareholder activity. Generally index futures will be used.”

Select Fundamental Value Fund

We will add the following disclosure:

“Foreign securities may include securities of issuers in both developed and emerging countries, and may consist of securities denominated in U.S. dollars or in foreign currencies.”

“In pursuing its investment strategy, the Fund may (but is not obligated to) use a wide variety of exchange-traded and over-the-counter derivative instruments, including options, futures and swap contracts.”

Select Indexed Equity Fund

We will remove Foreign Investment Risk and Currency Risk.

Select Core Opportunities Fund

We will add the following disclosure: “The Fund may also invest in foreign securities.”

We will also remove Derivative Risk and Currency Risk.

Select Blue Chip Growth Fund

We will add the following disclosure: “The Fund may engage in foreign currency transactions in order to protect against fluctuations in the values of holdings denominated in or exposed to other currencies, or to protect against adverse changes in the U.S. dollar equivalent value of investments it expects to make.”

We will also add Liquidity Risk.

Select Large Cap Growth Fund

We will remove Derivative Risk, Emerging Markets Risk and Currency Risk.

Select Aggressive Growth Fund

We will remove Derivative Risk.

Select Focused Value Fund

We will add the following disclosure: “Portfolio holdings will be primarily in U.S. issuers, although the Fund may gain exposure to non-U.S. issuers through the purchase of ADRs.”

We will also remove Derivative Risk.

Select Mid-Cap Value Fund

We will add the following disclosure: “Portfolio holdings will be primarily in U.S. issuers, although the Fund may gain exposure to non-U.S. issuers through the purchase of ADRs.”

We will also remove Derivative Risk.

Select Small Cap Value Equity Fund

We will add the following disclosure: “The Fund utilizes futures to equitize cash and may use money market instruments to invest cash.”

We will also remove Foreign Investment Risk and Currency Risk.

Select Small Company Value Fund

We will add the following disclosure: “T. Rowe Price may invest up to 20% of its portion of the portfolio in foreign securities. T. Rowe Price may engage in foreign currency transactions in order to protect against fluctuations in the values of holdings denominated in or exposed to other currencies, or to protect against adverse changes in the U.S. dollar equivalent value of investments it expects to make.”

Select Small Cap Core Equity Fund

We will add the following disclosure:

“When selecting stocks, the Fund may utilize growth-oriented factors such as price momentum and price response to earnings announcements, while also utilizing value factors such as price/book and price/sales ratios.”

“The Fund may also use derivative instruments, including futures and options, in pursuing its investment strategy.”

Select Mid Cap Growth Equity Fund

We will remove Derivative Risk.

Select Mid Cap Growth Equity II Fund

We will add the following disclosure (underlined added; [bracketed] deleted): “It may also invest in other securities, including foreign securities (up to 25% of its total assets), futures and options [and derivatives]. The Fund may engage in foreign currency transactions in order to protect against fluctuations in the values of holdings denominated in or exposed to other currencies, or to protect against adverse changes in the U.S. dollar equivalent value of investments it expects to make.”

Select Small Cap Growth Equity Fund

We will add the following disclosure:

“The Fund’s investments in foreign securities are limited to 20% of its net assets. Foreign securities may include securities of issuers in both developed and emerging countries, and may consist of securities denominated in U.S. dollars or in foreign currencies.”

“In pursuing its investment strategy, the Fund may (but is not obligated to) use a wide variety of exchange-traded and over-the-counter derivative instruments, including options, futures and swap contracts.”

Select Small Company Growth Fund

We will add the following disclosure: “The Fund may invest in both domestic and foreign securities.”

We will also remove Derivative Risk and Emerging Markets Risk.

Select Emerging Growth Fund

We will add the following disclosure: “The Fund may also use derivative instruments, including futures and options, in pursuing its investment strategy.”

Select Overseas Fund

We will add the following disclosure:

“The Fund may also invest in derivatives, including equity, equity index and/or currency options, futures, forwards, options on futures and forwards, swaps and swaptions, rights or warrants.”

“MFS may invest in securities of issuers in emerging markets.”

We will also add Value Company Risk.

3) Principal Investment Strategies and Risks (All Funds)

Comment: Pursuant to Item 4(b)(2) of Form N-1A, describe how the adviser determines how to buy and sell securities for the Fund.

Response: We will add disclosure for the following Funds.

Select Strategic Bond Fund

We will add the following disclosure: “The Fund will buy and sell securities based on fundamental analysis and Western Asset’s opinion of value in each sector with the intent to minimize exposure to sectors that are fully valued or overvalued and will look to allocate capital to sectors that are undervalued.”

Select Strategic Balanced Fund

We will add the following disclosure:

“The equity component may sell securities when valuations become extended or when ClearBridge believes more promising opportunities exist.”

“The fixed income component will buy and sell securities based on fundamental analysis and Western Asset’s opinion of value in each sector with the intent to minimize exposure to sectors that are fully valued or overvalued and will look to allocate capital to sectors that are undervalued.”

Select Diversified Value Fund

We will add the following disclosure: “Stocks are generally sold when AllianceBernstein believes they are no longer attractive relative to the available universe of stocks. Stocks may be sold due to, for example, appreciation in the price of the stock which may result in a decrease in expected return, a decrease in forecast earnings or an increase in the risk assessment for the stock within the portfolio. AllianceBernstein may consider capital market dynamics to help assess the most opportune time to sell. In addition, securities may be sold in order to improve the diversification of the portfolio.”

Select Large Cap Value Fund

We will add the following disclosure: “A security may be sold when the Sub-Adviser believes that the market price is greater than its estimate of intrinsic value. The Sub-Adviser may also sell if the risk of owning the security makes it no longer attractive.”

Select Indexed Equity Fund and Select OTC 100 Fund

We will add the following disclosure (underlined added): “The Fund generally purchases and sells securities in order to allocate the Fund’s investments among stocks in proportions that approximately match their index weights.”

Select Aggressive Growth Fund

We will add the following disclosure:

“Sands Capital generally considers selling a security when it believes the prospects for future growth do not look promising.”

“DMC may sell a security when it has identified more attractive opportunities, if fundamentals unexpectedly change or if valuations are stretched past fair value.”

Select Small Cap Value Equity Fund

We will add the following disclosure: “Stocks may be sold whenever SSgA FM believes there is a more attractive security where the difference in the expected excess return is sufficient to overcome the transaction costs. Also, a sale may (but will not necessarily) occur when a stock’s weight moves outside the .50% over/underweight band relative to the Russell 2000 Value Index.”

Select Small Company Value Fund

We will add the following disclosure:

“Clover sells a security when the portfolio management team determines that either the security has reached its target price, it fails to perform as expected and the security’s investment thesis is no longer intact, or when other opportunities appear more attractive.”

“T. Rowe Price may sell securities for a variety of reasons, such as to secure gains, limit losses or redeploy assets into more promising opportunities.”

“Earnest Partners will sell out of a stock if the company’s prospects deteriorate resulting from poor business plan execution, new competitors, management changes or a souring business environment. A sale of a stock may also occur when, in Earnest Partners’ view, a more attractive stock presents itself with superior risk/return characteristics.”

Select Small Cap Core Equity Fund

We will add the following disclosure (underlined added): “GSAM will not automatically sell the stock of a company it already owns just because the company’s market capitalization grows or falls outside the range of companies in the Russell 2000 Index, but a stock may be sold from the portfolio when GSAM’s expectations for future return and risk for the stock decline.”

Select Mid Cap Growth Equity Fund

We will add the following disclosure: “Navellier may sell a security if its assessment of the security’s reward/risk ratio declines, which could be caused, for example, by a deteriorating expected return or increasing standard deviation.”

Select Small Cap Growth Equity Fund

We will add the following disclosure: “Waddell & Reed may sell a company if its fundamentals decline, the original investment thesis is no longer valid or if the company’s valuation is deemed too high.”

Select Small Company Growth Fund

We will add the following disclosure: “Mazama also utilizes the proprietary Price Performance Model when determining which securities to sell, selling when one or more of the above characteristics no longer meets its expectations.”

Select Emerging Growth Fund

We will add the following disclosure: “DMC may sell a security when company fundamentals change or weaken, or when a company suffers earnings reversals.”

Select Overseas Fund

We will add the following disclosure: “Stocks are sold when Harris believes that the market price has reached intrinsic value, when Harris believes a better investment opportunity is available or when Harris loses confidence in company management.”

4) Principal Investment Strategies and Risks (Select Strategic Bond Fund)

Comment: Identify the “agencies or instrumentalities” referred to in the Fund’s investment strategies.

Response: We will modify our disclosure as follows to be consistent with the Investment Company Act of 1940, as amended (the “1940 Act”), definition of a government security (underlined added; [bracketed] deleted): “The Fund normally invests at least 80% of its net assets in U.S. dollar-denominated fixed income securities and other debt instruments of domestic and foreign entities, including corporate bonds, securities issued or guaranteed as to principal or interest by the U.S. government[,] or its agencies or instrumentalities, mortgage-backed securities and money market instruments.”

5) Principal Investment Strategies and Risks (Select Strategic Bond Fund and Select Strategic Balanced Fund)

a. Comment: Identify the credit quality rating of the bonds the Fund invests in.

b. Comment: If the Fund can invest in unrated bonds this should be disclosed along with how the bonds will be rated.

c. Comment: Include more information on the characteristics of the bonds the Fund can invest in such as interest rates and reset terms. Also indicate whether the principal payments on the bonds are fixed or variable.

Response: We will add the following disclosure in response to comments a, b and c:

Select Strategic Bond Fund

“The Fund invests primarily in investment-grade securities, but may invest up to 25% of the portfolio in below investment-grade securities (sometimes referred to as “junk bonds”) or securities deemed to be of comparable quality by Western Asset. An unrated security will be deemed to have the same rating as a rated security Western Asset considers comparable.”

Select Strategic Balanced Fund

“The fixed income component invests primarily in investment-grade securities, but may invest up to 25% of the portfolio in below investment-grade securities (sometimes referred to as “junk bonds”) or securities deemed to be of comparable quality by Western Asset. An unrated security will be deemed to have the same rating as a rated security Western Asset considers comparable. ”

d. Comment: Disclose any other risks on the bonds the Fund can invest in, such as call risk.

Response: We do not believe that there are additional significant risks to disclose beyond the risks already identified as principal risks.

6) Principal Investment Strategies and Risks (Select Strategic Balanced Fund)

Comment: Clearly disclose whether the issuers the Fund can invest in are U.S. or foreign.

Response: We will modify our disclosure as follows (underlined added; [bracketed] deleted): “The fixed income component will invest in a wide variety of investment-grade fixed-income sectors, including government, corporate, mortgage-backed, asset-backed, and cash equivalents, [in]of both U.S. [dollars] and [local] foreign issuers, denominated in U.S. dollars or local currencies.”

7) Principal Investment Strategies and Risks (All Funds)

Comment: The specific securities in which the Fund will invest should be disclosed. The staff objects to the use of the following type of equivocal language: “such as preferred stocks.” Complete disclosure should be included.

Response: We believe that the current disclosure is consistent with the requirements of Form N-1A. The Adopting Release (effective June 1, 1998) for Form N-1A, as amended, states that: “[in] the Commission’s view, disclosing information about all of the securities in which a fund might invest does not help a typical fund investor evaluate how the fund’s portfolio will be managed or the overall risks of investing in the fund. The disclosure also adds substantial length and complexity to fund prospectuses, which discourages investors from reading them.”

8) Principal Investment Strategies and Risks (Select Diversified Value Fund)

Comment: Define ADRs and state whether they are sponsored, unsponsored or both. Also include disclosure regarding ADRs in the risks section. The staff also thinks that the risks of investing in warrants apply to this Fund.

Response: We will add the following disclosure for the Select Diversified Value Fund (underlined added):

“Portfolio holdings will be primarily in U.S. issuers although American Depositary Receipts (“ADRs”) and securities of foreign issuers that trade on domestic exchanges and in the over-the-counter markets also may be purchased.”

We will add the following disclosure in the section titled “Summary of Principal Risks” (underlined added):

“Foreign Investment Risk. Funds investing in foreign securities may experience more rapid and extreme changes in value than Funds which invest solely in U.S. companies. . .

These Funds may also invest in foreign securities known as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). ADRs, GDRs and EDRs, which may be sponsored or unsponsored, represent securities or a pool of securities of an underlying foreign or, in the case of GDRs and EDRs, U.S. or non-U.S. issuer. They are subject to many of the same risks as foreign securities. ADRs, GDRs and EDRs are more completely described in the Statement of Additional Information.”

We believe that the risks of investing in warrants and ADRs are adequately described under “Market Risk – Equity Funds” and “Foreign Investment Risk” on pages 100 and 102 of the prospectus, respectively.

9) Principal Investment Strategies and Risks (Select Fundamental Value Fund)

Comment: The staff notes that the fund has a policy to invest “at least 80% of its net assets in equity securities.” Please disclose what equity securities are included in the 80% test.

Response: We will add the following disclosure: “Equity securities include common stock, rights and warrants, and securities convertible into equity securities.”

10) Principal Investment Strategies and Risks (Select Fundamental Value Fund)

Comment: Is the Fund concentrating in a particular industry or sector?

Response: The Fund does not currently intend to concentrate its investments in any particular industry or sector.

11) Principal Investment Strategies and Risks (Select Value Equity Fund)

Comment: The staff notes that the Fund can invest in derivatives for specific purposes. Disclosure should be added to the Fund’s risk disclosure to reflect the heightened risks of investing in derivatives for specific purposes.

Response: We believe the following revised derivative risk disclosure, which was included in the Trust’s Post-Effective Amendment No. 41, addresses the staff’s concerns: “Derivative Risk. All Funds may, but will not necessarily, use derivatives, which are financial contracts whose values depend upon, or are derived from, the value of an underlying asset, reference rate or index. Derivatives may relate to stocks, bonds, interest rates, currencies, credit exposures, currency exchange rates, commodities, related indexes or other assets. The use of derivative instruments may involve risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments. Derivatives are subject to a number of potential risks. Derivative products are highly specialized instruments that may require investment techniques and risk analyses different from those associated with stocks and bonds. The use of a derivative requires an understanding not only of the underlying instrument or index but also of the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions. (For example, successful use of a credit default swap may require, among other things, an understanding of both the credit of the company to which it relates and of the way the swap is likely to respond to changes in various market conditions and to factors specifically affecting the company.) The use of derivatives involves the risk that a loss may be sustained as a result of the failure of another party to the contract (typically referred to as a “counterparty”) to make required payments or otherwise to comply with the contract’s terms. Derivative transactions can create investment leverage and may be highly volatile. When a Fund uses a derivative instrument, it could lose more than the principal amount invested. Since the values of derivatives are calculated and derived from the values of other assets, reference rates, or indexes, there is greater risk that derivatives will be improperly valued. Derivatives also involve the risk that changes in the value of the derivative may not correlate perfectly with the relevant assets, rates or indexes they are designed to hedge or to track closely, and the risk that a derivative transaction may not have the effect the Fund’s investment adviser anticipated. Also, suitable derivative transactions may not be available in all circumstances, and there can be no assurance that a Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial. A liquid secondary market may not always exist for the Fund’s derivative positions at any time. If a derivative transaction is particularly large or if the relevant market is illiquid (as is the case with many privately negotiated derivatives), it may not be possible to initiate a transaction or liquidate a position at an advantageous price. Use of derivatives may increase the amount of taxes payable by shareholders. Although the use of derivatives is intended to enhance a Fund’s performance, it may instead reduce returns and increase volatility.”

12) Principal Investment Strategies and Risks (Select Large Cap Value Fund)

Comment: With respect to the following disclosure, add a list of the specific derivatives that the Fund may invest in.

“The Fund may also invest in foreign securities and use derivatives as a hedge against currency risks.”

Response: We believe the following revised disclosure, which was included in the Trust’s Post-Effective Amendment No. 41, addresses the staff’s concerns (underlined added): “The Fund may also invest in foreign securities and may, but generally does not, use derivatives as a hedge against currency risks.”

13) Principal Investment Strategies and Risks (Select Indexed Equity Fund)

Comment: If the Fund is non-diversified add corresponding disclosure pursuant to Item 2(c)(1)(iv) of Form N-1A.

Response: The Fund is diversified. We will remove any references to the Fund being non-diversified.

14) Principal Investment Strategies and Risks (Select Indexed Equity Fund and Select OTC 100 Fund)

Comment: Replace the cross references included in the Funds’ strategies with a brief summary as required by Item 2(b) of Form N-1A.

Response: We believe that the Funds’ strategies are adequately summarized in response to Item 2(b) of Form N-1A. The cross reference at issue is included in this section to point the reader to additional information concerning “optimization,” which is described in this section as a statistical sampling technique.

15) Principal Investment Strategies and Risks (Select Indexed Equity Fund and Select OTC 100 Fund)

Comment: Clarify whether the Funds can both buy and sell options.

Response: The Funds may both buy and sell options as described in the section of the prospectus titled “Additional Investment Policies and Risk Considerations.”

16) Principal Investment Strategies and Risks (Select Destination Retirement Funds)

Comment: Add disclosure to reflect that the Funds are fund of funds.

Response: We will add the following disclosure for each of the Select Destination Retirement Funds (underlined added): “The Fund is a “fund of funds” and seeks to achieve its investment objective by investing in a combination of equity, fixed income and money market funds advised by MassMutual or a control affiliate of MassMutual (“Underlying Funds”) using an asset allocation strategy designed for investors . . .” (footnote omitted)

17) Fee Tables (All Funds with expense caps or waivers)

Comment: For the Funds with expense caps or waivers is there any recoupment privilege during the three years after the expense cap or waiver has been utilized?

Response: There is no recoupment privilege.

18) Prior Performance for Similar Funds (All Funds other than Select Value Equity Fund, Select Indexed Equity Fund, Select OTC 100 Fund and the Select Destination Retirement Funds)

a. Comment: Please identify the party that generated the similar fund performance.

Response: The similar fund performance is that of each Fund’s sub-adviser. The footnote following the similar fund performance shown for each Fund discloses that the performance information provided is based on either a composite of all portfolios managed by the Fund’s sub-adviser, or on a mutual fund managed by the Fund’s sub-adviser, with investment objectives, policies and investment strategies substantially similar to those of the Fund and without material client-imposed restrictions.

b. Comment: Disclose the calculation methodology used for those Funds showing prior performance of similar funds or accounts.

Response: As disclosed in a footnote to the similar fund performance shown for each Fund, the performance shown has been adjusted to reflect the fees and expenses of each of the Fund’s share classes, including sales loads.

c. Comment: Revise the disclosure above the bar chart to reflect that the performance shown is that of all accounts with “substantially similar” investment objectives, policies and investment strategies to that of the Fund.

Response: We will make the requested change.

19) Principal Risks by Fund (All Funds)

Comment: Modify the disclosure preceding the chart as follows: “A particular Fund may, however, still have non-Principal risks not identified in this chart.”

Response: We made the requested change in the Trust’s Post-Effective Amendment No. 41.

20) Buying, Redeeming and Exchanging Shares (All Funds)

Comment: Remove the phrase “and accepted” from the following disclosure to be consistent with the requirements of Section 22 of the Investment Company Act of 1940 with respect to the calculation of NAV and the redemption of securities.

“Your purchase order will be priced at the next NAV calculated after the order is received and accepted by the transfer agent, MassMutual or another intermediary.”

“You will usually receive payment for your shares within 7 days after your redemption request is received and accepted.”

Response: We will modify our disclosure as follows (underlined added; [bracketed] deleted):

“Your purchase order will be priced at the next NAV calculated after the order is received in good form [and accepted] by the transfer agent, MassMutual or another intermediary.”

“You will usually receive payment for your shares within 7 days after your redemption request is received in good form [and accepted].”

21) Buying, Redeeming and Exchanging Shares (All Funds)

Comment: Add the disclosure required by Item 6(e)(4) (i) and (ii).

Response: We will modify our disclosure as follows (underlined added): “Purchases and exchanges of shares of the Funds should be made for investment purposes only. The Funds do not accommodate excessive trading and/or market timing activity.”

22) Determining Net Asset Value (All Funds)

Comment: Add disclosure to reflect who actually performs the fair valuation of a Fund’s securities.

Response: We will add the following disclosure (underlined added): “However, valuation methods approved by the Fund’s Board of Trustees which are intended to reflect fair value may be used by the Trust’s Investment Pricing Committee when pricing service information is not readily available or when a security’s value is believed to have been materially affected by a significant event, such as a natural disaster, an economic event like a bankruptcy filing, or a substantial fluctuation in domestic or foreign markets, that has occurred after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market).”

23) Determining Net Asset Value (All Funds)

Comment: Add disclosure to reflect the circumstances that would give rise to the need to fair value a Fund’s securities (e.g., derivatives, thinly traded securities and junk bonds).

Response: We believe that our current disclosure adequately provides “a brief explanation of the circumstances under which [a Fund] will use fair value pricing” as required by the Instruction to Item 6(a)(1) of Form N-1A, and, therefore, we have decided not to modify it.

24) Additional Investment Policies and Risk Considerations (All Funds)

Comment: Add disclosure to differentiate the principal policies and risks from the non-principal policies and risks.

Response: General Instruction C.3(b) of Form N-1A provides that a Fund may include, except in the Risk/Return Summary, information in the prospectus that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. We believe that, consistent with General Instruction C.3(b), the disclosure at issue provides additional non-required information about the Funds and that it is not necessary to differentiate the Funds’ principal and non-principal strategies and risks because each Fund’s principal strategies and risks are clearly identified in the Risk/Return Summary. We also believe it would add unnecessary complexity to a prospectus that provides information for 30 Funds with varying principal and non-principal strategies and risks. Therefore, we have decided not to modify our disclosure.

SAI Comments

1) Additional Investment Policies (All Funds)

Comment: Add headings to distinguish the principal policies and risks from the non-principal policies and risks.

Response: Item 11(b) of Form N-1A requires a fund to include a description of its non-principal strategies and risks in its SAI. Form N-1A does not, however, prohibit the inclusion of additional information concerning a fund’s principal strategies and risks or proscribe that a distinction needs to be made between a fund’s principal and non-principal strategies and risks in its SAI. As a result, we believe that it is not necessary to add headings to distinguish the principal and non-principal policies and risks. We also believe it would add unnecessary complexity to an SAI that provides information for 30 Funds with varying principal and non-principal strategies and risks. Therefore, we have decided not to modify our disclosure.

2) Investment Restrictions of the Funds (All Funds other than Select Indexed Equity Fund, Select Value Equity Fund and Select Blue Chip Growth Fund)

Comment: The Funds’ concentration policy should be enumerated in this section pursuant to Item 11(c)(1)(iv) of Form N-1A.

Response: The Funds’ fundamental concentration policy is currently disclosed in the “Additional Investment Policies and Risk Considerations” section of the prospectus. In response to the staff’s comment, we will add the following disclosure to the list of fundamental investment restrictions enumerated in the SAI for each Fund:

“(12) Acquire securities of issuers in any one industry (as determined by the Board of Trustees of the Trust) if as a result 25% or more of the value of the total assets of the Fund would be invested in such industry, with the following exception:

(a) There is no limitation for securities issued or guaranteed by the U.S. government or its agencies and instrumentalities.”

3) Investment Restrictions of the Funds (Select Destination Retirement Funds)

Comment: With respect to the following fundamental investment restrictions add a narrative paragraph to explain that diversification is measured at the underlying fund level.

“(1) Purchase any security (other than U.S. Treasury securities or U.S. Government Securities) if as a result, with respect to 75% of the Fund’s assets, more than 5% of the value of the total assets (determined at the time of investment) of a Fund would be invested in the securities of a single issuer. This restriction is not applicable to the OTC 100 Fund, the Aggressive Growth Fund and the Focused Value Fund.”

“(10) With the exception of the Strategic Bond Fund, the Strategic Balanced Fund, the Diversified Value Fund, the Core Opportunities Fund, the Large Cap Growth Fund, the Growth Equity Fund, the Aggressive Growth Fund, the Mid-Cap Value Fund, the Small Cap Value Equity Fund, the Small Cap Core Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Growth Equity II Fund, the Emerging Growth Fund, the Small Cap Growth Equity Fund, the Small Company Growth Fund, the Diversified International Fund, the Overseas Fund and the Destination Retirement Funds, purchase any security (other than securities issued, guaranteed or sponsored by the U.S. Government or its agencies or instrumentalities) if, as a result, a Fund would hold more than 10% of the outstanding voting securities of an issuer. This restriction is applicable to 75% of the assets of the excepted Funds.”

Response: Under Section 5(b)(1) of the 1940 Act a diversified company must have at least 75% of the value of its total assets in cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities, which are limited to 5% in any one issuer and no more than 10% in the outstanding voting securities of a single issuer. Because securities of other investment companies are specifically included under Section 5(b)(1), we do not believe it is necessary to measure diversification at the underlying fund level and, therefore, have decided not to modify our disclosure.

4) Investment Restrictions of the Funds (All Funds other than Select Indexed Equity Fund, Select Value Equity Fund and Select Blue Chip Growth Fund)

Comment: The staff does not understand why certain Funds are excepted from the following fundamental investment restrictions.

“(10) With the exception of the Strategic Bond Fund, the Strategic Balanced Fund, the Diversified Value Fund, the Core Opportunities Fund, the Large Cap Growth Fund, the Growth Equity Fund, the Aggressive Growth Fund, the Mid-Cap Value Fund, the Small Cap Value Equity Fund, the Small Cap Core Equity Fund, the Mid Cap Growth Equity Fund, the Mid Cap Growth Equity II Fund, the Emerging Growth Fund, the Small Cap Growth Equity Fund, the Small Company Growth Fund, the Diversified International Fund, the Overseas Fund and the Destination Retirement Funds, purchase any security (other than securities issued, guaranteed or sponsored by the U.S. Government or its agencies or instrumentalities) if, as a result, a Fund would hold more than 10% of the outstanding voting securities of an issuer. This restriction is applicable to 75% of the assets of the excepted Funds.”

“(11) With the exception of the Strategic Bond Fund, the Strategic Balanced Fund, the Diversified Value Fund, the Core Opportunities Fund, the Large Cap Growth Fund, the Growth Equity Fund, the Aggressive Growth Fund, the Mid-Cap Value Fund, the Small Cap Value Equity Fund, the Small Cap Core Equity Fund, the Mid Cap Growth Equity

Fund, the Mid Cap Growth Equity II Fund, the Emerging Growth Fund, the Small Cap Growth Equity Fund, the Small Company Growth Fund, the Diversified International Fund and the Destination Retirement Funds, purchase or retain securities of any issuer if, to the knowledge of the Trust, more than 5% of such issuer’s securities are beneficially owned by officers and trustees of the Trust or officers and directors of its adviser who individually beneficially own more than 1/2 of 1% of the securities of such issuer.”

Response: With respect to the first investment restriction noted, each excepted Fund cannot hold more than 10% of the outstanding voting securities of an issuer with respect to 75% of its assets, whereas each Fund that is not excepted cannot hold more than 10% of the outstanding voting securities of an issuer with respect to a 100% of its assets.

With respect to the second investment restriction noted, each excepted Fund is not subject to the restriction because the adoption of such a fundamental investment restriction was no longer required at the time of its inception.

5) Investment Restrictions of the Funds (All Funds other than Select Indexed Equity Fund, Select Value Equity Fund and Select Blue Chip Growth Fund)

Comment: What is the goal of the following paragraph? What authority allows a Fund to override its fundamental investment restrictions?

“Notwithstanding any fundamental investment restriction set forth above or in the Prospectus, each Fund may: (1) engage in hedging transactions, techniques, and practices using forward contracts and similar instruments, to the extent and in a manner permitted by law; and (2) invest in any security or investment-related instrument, or engage in any investment-related transaction or practice, provided that the Board of Trustees has determined that to do so is consistent with the investment objective and policies of the Fund and has adopted reasonable guidelines for use by the Fund’s Adviser and/or investment sub-adviser, and provided further that at the time of entering into such investment or transaction, such investments or instruments account for no more than 10% of the Fund’s total assets. This does not apply to the Destination Retirement Funds’ investments in underlying funds.”

Response: We will remove the disclosure.

6) Investment Restrictions of the Funds (All Funds other than Select Indexed Equity Fund, Select Value Equity Fund and Select Blue Chip Growth Fund)

Comment: Add a non-fundamental investment restriction regarding illiquid securities.

Response: The Funds’ non-fundamental policy concerning illiquid securities is currently disclosed in the “Additional Investment Policies and Risk Considerations” section of the prospectus. In response to the staff’s comment, we will add the following disclosure to the list of non-fundamental investment restrictions enumerated in the SAI for each Fund:

“(4) Invest more than 15% of its net assets in illiquid securities. This restriction does not limit the purchase of securities eligible for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, provided that such securities are determined to be liquid by MassMutual or the Sub-Adviser pursuant to Board approved guidelines.

With respect to limitation (4) above, if there is a lack of trading interest in particular Rule 144A securities, a Fund’s holdings of those securities may be illiquid, resulting in the possibility of undesirable delays in selling these securities at prices representing fair value.”

7) Investment Restrictions of the Funds (Select Destination Retirement Funds)

Comment: With respect to the following disclosure a Destination Retirement Fund cannot indirectly concentrate, but rather, it should look through to the investments of its underlying funds.

“In accordance with each Destination Retirement Fund’s investment program as set forth in the prospectus, a Destination Retirement Fund may invest more than 25% of its assets in any one underlying fund. While each Destination Retirement Fund does not intend to concentrate its investments in a particular industry, a Destination Retirement Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying funds.”

Response: We will modify our disclosure as follows (underlined added; [bracketed] deleted):

“In accordance with each Destination Retirement Fund’s investment program as set forth in the prospectus, a Destination Retirement Fund may invest more than 25% of its assets in any one underlying fund. For purposes of each Destination Retirement Fund’s fundamental concentration limitation discussed above , each Destination Retirement Fund looks through to the holdings of its underlying funds in order to determine compliance with this limitation [While each Destination Retirement Fund does not intend to concentrate its investments in a particular industry, a Destination Retirement Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying funds].”

8) Investment Restrictions of the Funds (Select Indexed Equity Fund)

Comment: If the Fund can invest in reverse repurchase agreements add disclosure to reflect whether these investments fall within the following fundamental investment restriction.

“(7) borrow money, except as permitted by the 1940 Act. The 1940 Act currently permits the Fund to borrow from any bank; provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of the Fund; and provided further, that in the event that such asset coverage shall at any time fall below 300 per centum the Fund shall, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 per centum. For purposes of this investment restriction, the Fund’s entry into options, forward contracts, futures contracts, including those relating to indexes, and options on futures contracts or indexes shall not constitute borrowing to the extent certain segregated accounts are established and maintained by the Fund;”

Response: We will add the following disclosure after the Fund’s fundamental investment restrictions: “Reverse repurchase agreements are borrowings subject to limitation (7) above.”

9) Investment Restrictions of the Funds (Select Value Equity Fund)

Comment: Clarify how the Fund can borrow money from a fund for which the Fund’s sub-adviser serves as investment adviser, as described in the following non-fundamental investment restriction.

“(4) may borrow money only (a) from a bank or from a registered investment company or fund for which the Fund’s sub-adviser or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)).”

Response: The Fund’s Sub-Adviser, Fidelity Management & Research Company, will do this to the extent that it can rely on its own exemptive order.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Counsel
Massachusetts Mutual Life Insurance Company